 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

InspireMD, Inc.
(Name of Issuer)

Common Stock, $0001 par value
(Title of Class of Securities)

45779A861
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45779A861

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		30,305*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

30,305*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,305*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*
12	TYPE OF REPORTING PERSON

PN

* Consists of 30,305 shares of Common Stock underlying Series D Warrants.

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CUSIP No. 45779A861

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		30,305*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

30,305*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,305*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*
12	TYPE OF REPORTING PERSON

OO

* Consists of 30,305 shares of Common Stock underlying Series D Warrants.

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CUSIP No. 45779A861

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		36,973*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

36,973*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,973*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 30,305 shares and 6,668 shares underlying Series D Warrants hold by Bigger Capital Fund, LP and Patricia Winter, the spouse of Mr. Bigger, respectively.

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CUSIP No. 45779A861

1	NAME OF REPORTING PERSON

Patricia Winter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,668 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 shares*
PERSON WITH	7	SOLE DISPOSITIVE POWER

6,668 shares
	8	SHARED DISPOSITIVE POWER

0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,668*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 6,668 shares of Common Stock underlying Series D Warrants. Excludes shares deemed beneficially owned by Michael Bigger, the spouse of Ms. Winter.

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CUSIP No. 45779A861

Item 1(a).	Name of Issuer:

InspireMD, Inc. a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Menorat Hamaor St.
Tel Aviv, Israel 6744832

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)
175 W. Carver Street
Huntington, NY 11743
Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)
175 W. Carver Street
Huntington, NY 11743
Citizenship: Delaware

Michael Bigger
175 W. Carver Street
Huntington, NY 11743
Citizenship: USA

Patricia Winter
175 W. Carver Street
Huntington, NY 11743
Citizenship: Austria

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 par value (the “Common Stock”)

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CUSIP No. 45779A861

Item 2(e).	CUSIP Number:

45779A861

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
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CUSIP No. 45779A861

Item 4.	Ownership
(a)	Amount beneficially owned:

As of the close of business on December 31, 2019, Bigger Capital beneficially owned 30,305 shares of Common Stock underlying Series D Warrants.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 30,305 shares of Common Stock beneficially owned by Bigger Capital.

Ms. Winter beneficially owned 6,668 shares of Common Stock underlying Series D Warrants.

Mr. Bigger, as the managing member of Bigger GP, may be deemed to beneficially own the 30,305 shares of Common Stock beneficially owned by Bigger GP and as the spouse of Ms. Winter he may be deemed to beneficially own the 6,668 shares of Common Stock beneficially owned by Patricia Winter.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Mr. Bigger also disclaims beneficial ownership of the shares by Ms. Winters and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 3,632,857 shares of Common Stock outstanding as of November 12, 2019, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the Quarterly Period ended September 30, 2019, filed with the Securities and Exchange Commission on November 12, 2019.

As of the close of business on December 31, 2019, Bigger Capital, Bigger GP and Ms. Winter beneficially owned less than 1.0% of the outstanding shares of Common Stock, and Mr. Bigger may be deemed to beneficially own approximately 1.0% of the outstanding shares of Common Stock.

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CUSIP No. 45779A861

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

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CUSIP No. 45779A861

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 45779A861

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020

Bigger Capital Fund, LP

By:	Bigger Capital Fund GP, LLC, its general partner

By:	/s/ Michael Bigger
	Name:	Michael Bigger
	Title:	Managing Member

Bigger Capital Fund GP, LLC

By:	/s/ Michael Bigger
	Name:	Michael Bigger
	Title:	Managing Member

/s/ Michael Bigger
Michael Bigger

/s/ Patricia Winter
PATRICIA WINTER

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